UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                        to
Commission file number: 001-15787
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
New England Life Insurance Company Agents’ Retirement Plan and Trust
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
MetLife, Inc.
200 Park Avenue
New York, New York 10166-0188

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
NOTE: Supplemental schedules not listed due to the absence of conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustee and Participants of the
New England Life Insurance Company Agents’ Retirement Plan and Trust
We have audited the accompanying statements of net assets available for benefits of the New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The Form 5500 Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of the Year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Certified Public Accountants
Tampa, Florida
June 25, 2009

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
Assets:
Participant directed investments — at estimated fair value (see Note 3)	$158,500,788	$204,147,213

Adjustment from estimated fair value to contract value for fully benefit-responsive investment contract	5,466,578	(62,733)

Net assets available for benefits	$163,967,366	$204,084,480

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

2008
Additions to net assets attributed to:
Contributions:
Employer contributions	$3,743,012
Participant contributions	1,282,916

Total contributions	5,025,928

Investment income	7,555,675

Total additions	12,581,603

Deductions from net assets attributed to:
Net depreciation in estimated fair value of investments (see Note 4)	39,622,421
Benefit payments to participants	13,076,296

Total deductions	52,698,717

Net decrease in net assets	(40,117,114)

Net assets available for benefits:
Beginning of year	204,084,480

End of year	$163,967,366

See accompanying notes to financial statements.

NEW ENGLAND LIFE INSURANCE COMPANY
AGENTS’ RETIREMENT PLAN AND TRUST
NOTES TO FINANCIAL STATEMENTS
   1. Description of the Plan
     The following description of the New England Life Insurance Company Agents’ Retirement Plan and Trust (the “Plan”) is provided for general information purposes only. Participants (as defined below) should refer to the Plan document for a more complete description of the Plan.
     General Information
     The Plan is a money purchase defined contribution plan available to certain insurance agents of New England Life Insurance Company (the “Company”), a wholly-owned subsidiary of Metropolitan Life Insurance Company (“MetLife”). Such agents are eligible to participate in the Plan on the first day of the month after attaining eligible status (see “- Participation”). The Plan is designed to comply with the requirements of the Employee Retirement Income Security Act of 1974, as amended (‘ERISA”). The administrator of the Plan (the “Plan Administrator”) is an officer of MetLife who was delegated administrative responsibilities from the Company in 2005. Recordkeeping services are performed for the Plan by an independent third party.
     Prior to January 6, 2008, the Plan’s investment options consisted of separate accounts and a stable value fund (see Note 3). Effective January 6, 2008, the Plan consists of three categories of investment options – Target Retirement Funds, Individual Core Investment Funds and a Self-Directed Brokerage Account (“SDB”). The Target Retirement Funds, the Individual Core Investment Funds (with the exception of the MetLife Company Stock Fund), and the SDB are held in trust by Orchard Trust Company, LLC, as trustee.
     Following are the fund choices within the Target Retirement Funds and Individual Core Investment Funds categories:

Target Retirement Funds	Individual Core Investment Funds
Target Retirement Income Fund	NEF Stable Value Fund
Target Retirement 2010 Fund	Vanguard Total Bond Market Index — Inst Fund
Target Retirement 2015 Fund	Goldman Sachs Large Cap Value Fund
Target Retirement 2020 Fund	Vanguard Institutional Index Fund
Target Retirement 2025 Fund	T. Rowe Price Blue Chip Growth Fund
Target Retirement 2030 Fund	CGM Capital Growth Account
Target Retirement 2035 Fund	Vanguard Mid Capitalization Index Ins Fund
Target Retirement 2040 Fund	Vanguard Small Cap Index Fund
Target Retirement 2045 Fund	Loomis Sayles Small Cap Growth Instl Fund
Target Retirement 2050 Fund	Artio International Equity II-I Fund
MetLife Company Stock Fund

     The Target Retirement Funds and the Individual Core Investment Funds together constitute the core investment options of the Plan (“Core Funds”). To supplement the Core Funds, the Plan offers to all participants the ability to transfer funds out of the Core Funds into a SDB. The SDB works like a personal brokerage account by providing participants with direct access to a wide variety of mutual funds that are available to the public through many well-known mutual fund families.
     Participants may allocate contributions to each fund, including (effective January 1, 2008), a fund holding primarily shares of common stock of MetLife, Inc., known as the MetLife Company Stock Fund. The MetLife Company Stock Fund is held in the New England Life Insurance Company Defined Contribution Plans Master Trust (the “New England Master Trust”) (see Note 5) by The Bank of New York Mellon, as trustee.
     Effective August 1, 2008, a frozen fund (the “RGA Frozen Fund”) was established to primarily hold shares of the Class B common stock of Reinsurance Group of America, Incorporated (“RGA”) issued in connection with the exchange offer of shares of MetLife, Inc. common stock held in the MetLife Company Stock Fund (a “frozen fund” is one into which participants may neither direct contributions nor transfer balances from other funds). On November 25, 2008, RGA reclassified its shares of common stock, including Class B, into a single class. The RGA Frozen Fund is also held in the New England Master Trust (see Note 5).
     Participation
     Full-time insurance agents of the Company (as defined in and with such exceptions as set forth in the Plan document) are eligible to participate in the Plan.
     Participant Accounts
     The recordkeeper maintains individual account balances for each agent who participates in the Plan (each such agent, a “participant”). Each participant’s account is credited with contributions, as discussed below, charged with withdrawals, and allocated investment earnings and losses as provided by the Plan document. A participant is entitled to the benefits that generally are equal to the participant’s vested account balance determined in accordance with the Plan document and as described below.
     Contributions
     Each year, the Company contributes to the Plan an amount equal to 5% of eligible commissions earned by participants from the sale of certain products (as defined in the Plan document). Participants with eligible commissions of $150,000 or less during the preceding plan year are allowed to contribute additional after-tax dollars of up to 10% of eligible commissions in the current year; participants with eligible commissions greater than $150,000 during the preceding plan year are allowed to make such after-tax contributions of up to 5% of eligible commissions in the current year. Contributions are subject to certain Internal Revenue Code (“IRC”) limitations.
     Withdrawals and Distributions
     A participant may request withdrawals from the Plan under the conditions set forth in the Plan document. Distributions from the Plan are generally made upon a participant’s or beneficiary’s request in connection with his or her retirement, death, or total disability (as defined in the Plan document). The participant or beneficiary may elect to receive either a lump sum, installment payments or an annuity actuarially equivalent in value to the participant’s account as of the relevant date of distribution. For those participants who request that an annuity contract be purchased with their benefits under the Plan, the Plan purchases an individual annuity contract from MetLife. Upon the purchase of such an annuity, the benefits thereunder become fully guaranteed by MetLife. Accordingly, the Plan’s financial statements exclude assets which pertain to such annuity contracts. Upon termination other than retirement, or death, participants may receive benefits in the form of a lump sum distribution 12 months following termination of employment.
     Additionally, participants may request in-service withdrawals of their own voluntary contributions to the Plan in accordance with procedures established by the Plan Administrator.
     Vesting
     Participant contributions vest immediately. Employer contributions become fully vested at a rate of 25% per year in years two though five of employment. However, a participant becomes fully vested in employer contributions when the participant retires, becomes disabled (as defined in the Plan), or dies.
     Forfeited Accounts
     A participant forfeits non-vested employer contributions within participants’ accounts. Participants generally forfeit accounts when terminating service prior to vesting in their employer contributions and are not re-hired within the timeframe specified in the Plan document. These forfeitures remain in the Plan and can be used to reduce future employer contributions and restore previously forfeited balances, as provided in the Plan document.
     Employer contribution forfeitures are held in the NEF Stable Value Fund and are used to reduce future employer contributions. At December 31, 2008, the cumulative employer contribution forfeitures totaled $152,064. For the year ended December 31, 2008, forfeited non-vested employer contributions totaled $94,426. During the year ended December 31, 2008, $292 from the NEF Stable Value Fund were used to reduce employer contributions.

     Plan Amendments
     For the years ended December 31, 2008 and 2007, the following material Plan amendments were adopted and became effective:
     Effective with respect to tender or exchange offers of MetLife, Inc. common stock made on or after September 1, 2008, the Plan Administrator has the discretion to decline any instruction if the instruction would result in the participant’s account holding shares of stock of any corporation not a member of the Company’s control group (as defined in the IRC) and/or which would require the Plan Administrator to maintain a separate fund intended to be invested primarily in the stock of the offeror. However, if as a result of the tender or exchange offer, the offeror becomes or is expected to become a member of the Company’s control group, the Plan Administrator may not decline such instruction.
     Effective August 1, 2008, the RGA Frozen Fund was added to the Plan. See “-General Information.”
     Effective July 1, 2008, the method of determining whether to instruct the Plan trustee to tender or exchange shares of MetLife, Inc. common stock for which instructions were not timely received is changed to a presumption that the participant intended to instruct the trustee not to tender such shares.
     Effective January 1, 2008, the Plan was further amended to clarify language in several provisions related to compensation, service, governance and other Plan provisions.
     Effective July 1, 2007, the Company established the SDB. The SDB was established on the participants’ behalf with an independent broker, through which a participant may invest in mutual funds. Participants may exchange investment units between one or more of the Core Funds offered under the Plan and the SDB money market fund under the SDB.
   2. Summary of Significant Accounting Policies
     The following are the significant accounting policies followed by the Plan:
     Basis of Accounting
     The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

     Use of Estimates
     The preparation of financial statements in conformity with GAAP requires the Plan Administrator to adopt accounting policies and make estimates and assumptions that affect certain reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.
     Risks and Uncertainties
     The Plan utilizes various investment vehicles, including mutual funds and investment contracts with insurance companies. Such investments, in general, are exposed to various risks, such as overall market volatility, interest rate risk, and credit risk. Conditions in the equity and credit markets resulted in unprecedented market dislocations and volatility during the year ended December 31, 2008. While these conditions did result in a substantial decrease in the estimated fair value of the Plan’s investments, there was no direct impact on the Plan’s ability to effect transactions at prices then currently available or amounts otherwise contractually required. Further volatility in the equity and credit markets could materially affect the value of the Plan’s investments reported in the financial statements.
     Investment Valuation and Income Recognition
     The Plan’s investments are stated at estimated fair value. The NEF Stable Value Fund, which represents a fully benefit-responsive investment in the general account of MetLife (see Note 7) is stated at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statements of net assets available for benefits. The statement of changes in net assets available for benefits, as it relates to the NEF Stable Value Fund, is presented on a contract value basis.
          The Plan follows the provision of Statement of Financial Accounting Standards 157, Fair Value Measurements (“SFAS 157”). SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. When quoted prices are not used to determine fair value, SFAS 157 requires consideration of three broad valuation techniques: (i) the market approach, (ii) the income approach, and (iii) the cost approach. The approaches are not new, but SFAS 157 requires that entities determine the most appropriate valuation technique to use, given what is being measured and the availability of sufficient inputs. SFAS 157 prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available. The Plan has categorized its investments into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique (see Note 6). The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). An asset’s (or liability’s) classification within the fair value hierarchy is based on the lowest level of significant input to its valuation. SFAS 157 defines the input levels as follows:

Level 1	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2	Quoted prices in markets that are not active or inputs that are observable either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities other than quoted prices in Level 1; quoted prices in markets that are not active; or other inputs that are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3	Unobservable inputs that are supported by little or no market activity and are significant to the estimated fair value of the assets or liabilities. Unobservable inputs reflect the reporting entity’s own assumptions about the assumptions that market participants would use in pricing the asset or liability. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.
     The estimated fair value of the Core Funds (excluding the CGM Capital Growth Account and the MetLife Company Stock Fund), which represents investments in publicly available mutual funds is determined using the net asset value published by the respective fund managers on the applicable reporting date.
     The estimated fair values of the separate accounts, including the CGM Capital Growth Account, offered under a group annuity contract with MetLife are determined by references to the underlying assets of the separate accounts. The underlying assets of the separate accounts are principally comprised of common stocks, bonds, and other investments, including a publicly available mutual fund in the CGM Capital Growth Account managed by The CGM Funds. The underlying assets of the separate accounts reflect the accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. The estimated fair values of the separate accounts are expressed in the form of unit values. The unit values are calculated and provided daily by MetLife and represent the price at which participant-directed contributions and transfers are effected.
     The estimated fair value of the funds held in the SDB is determined by reference to the underlying shares of the publicly available mutual funds, other than the Core Funds, held within each participant’s respective account. Such estimated fair values are based on the net asset value published by the respective fund managers on the applicable reporting date.
          The NEF Stable Value Fund represents the Plan’s fully benefit-responsive investment in the general account of MetLife (see Note 7). Estimated fair value of the NEF Stable Value Fund was calculated by discounting the contract value, which is payable in ten annual installments upon termination of the contract by the Plan, using the yield of the Moody’s Baa Industrial Bond Index on the appropriate valuation dates.

     The estimated fair value of the Plan’s interest in the New England Master Trust (see Note 5) is determined by reference to the underlying assets held in the trust. These underlying assets represent accumulated contributions, dividends and realized and unrealized investment gains or losses apportioned to such contributions, less withdrawals, distributions, loans to participants, allocable expenses relating to the purchase, sale and maintenance of the assets, and an allocable part of investment-related expenses. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 35%. The underlying assets of the New England Master Trust at December 31, 2008 were principally comprised of the MetLife Company Stock Fund and the RGA Frozen Fund, each of which is a proprietary fund and is described more fully in the General Information section of Note 1. The estimated fair value of the MetLife Company Stock Fund and the RGA Frozen Fund was determined by reference to the common stock of MetLife, Inc. and RGA, respectively, each of which is traded on the New York Stock Exchange.
     Contributions are recognized when due and withdrawals and distributions are recognized when incurred. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
     Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses for investments are reflected as a reduction of return on such investments.
     Interest, dividends, and administrative expenses relating to the New England Master Trust are allocated to each participating defined contribution plan based upon average daily balances invested by each plan.
     Payment of Benefits
     Benefit payments to participants are recorded upon distribution.
     Other Expenses
     Expenses of the Plan are paid by the Company. Investment management fees and operating expenses charged to the Plan for investments in the mutual funds held in the SDB are deducted from investment income on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses for investments in such mutual funds are reflected as a reduction of return on such investments.

     3. Investments
          The Plan’s investments were as follows as of December 31, 2008 and 2007:

	December 31,
	2008		2007
Target Retirement Funds:
Vanguard Target Retirement 2020 Fund	$360,136		$—
Vanguard Target Retirement Income Fund	165,783		—
Vanguard Target Retirement 2035 Fund	157,889		—
Vanguard Target Retirement 2050 Fund	145,908		—
Vanguard Target Retirement 2030 Fund	118,795		—
Vanguard Target Retirement 2040 Fund	72,394		—
Vanguard Target Retirement 2025 Fund	61,834		—
Vanguard Target Retirement 2015 Fund	58,412		—
Vanguard Target Retirement 2010 Fund	52,925		—
Vanguard Target Retirement 2045 Fund	25,364		—

Total Target Retirement Funds	1,219,440		—

Individual Core Investment Funds (excluding the MetLife Company Stock Fund):
NEF Stable Value Fund	97,417,893	*	99,011,658	*
CGM Capital Growth Account	17,924,461	*	31,258,404	*
Goldman Sachs Large Cap Value Fund	9,300,600	*	—
Artio International Equity II -I Fund	7,931,749		—
Vanguard Mid Capitalization Index Inst Fund	5,818,893		—
Vanguard Total Bond Market Index-Inst Fund	4,673,377		—
Loomis Sayles Small Cap Fund	4,669,362		—
T. Rowe Price Blue Chip Growth Fund	3,086,512		—
Vanguard Institutional Index Fund	3,020,090		—
Vanguard Small Cap Index Fund	318,769		—

Total Individual Core Investment Funds	154,161,706		130,270,062

Separate Accounts (excluding the CGM Captial Growth Account):
Templeton Foreign Fund	—		15,589,546	*
Davis Venture Value Account	—		13,410,794	*
Loomis Sayles Small Cap Account	—		8,713,698	*
Harris Oakmark Focused Value Account	—		5,622,091
T. Rowe Price Equity Income Account	—		5,274,478
Westpeak Equity Securities Account	—		4,558,468
Franklin Small-Mid Cap Growth Account	—		4,435,379
Black Rock Legacy Large Cap Growth	—		4,135,828
Loomis Sayles Core Bond Fund	—		3,873,942
NEF Select Mid Cap Account	—		2,926,806
New England Zentih Balanced Account	—		1,395,055
Fidelity Advisor Equity Growth Account	—		1,617,878

Total Separate Account Funds	—		71,553,963

Plan’s interest in the New England Master Trust (see Note 5)	583,943		—
SDB	2,535,699		2,323,188

Total Investments	$158,500,788		$204,147,213

*	Represents 5% or more of the net assets available for benefits.

        4. Net Depreciation in Estimated Fair Value of Investments
     The Plan’s net depreciation in estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

December 31,
2008
Individual Core Investment Funds (excluding the MetLife Company Stock Fund)	$(34,228,521)
Separate Accounts (excluding CGM Capital Growth Account)	$(2,664,163)
SDB	(2,292,997)
Target Retirement Funds	(345,260)
Plan’s interest in the New England Master Trust (see Note 5)	(91,481)

Net depreciation in estimated fair value of investments	$(39,622,421)

        5. Interest in Master Trust
     The New England Master Trust was established to hold certain investments of several Company-sponsored defined contributions plans, including the Plan. Each participating defined contribution plan has an undivided interest in the New England Master Trust. At December 31, 2008, the Plan’s interest in the net assets of the New England Master Trust was approximately 35%.

     The New England Master Trust’s investments were as follows at December 31, 2008:

December 31,
2008
Investments:
MetLife Company Stock Fund	$1,651,209
RGA Frozen Fund	16,228

Total Investments	1,667,437

Receivable for securities sold	7,826
Interest receivable	13
Cash payable	(3,946)
Payable for securities purchased	(3,385)

Total net assets available in the New England Master Trust	$1,667,945

Plan’s interest in the New England Master Trust	$583,943

     The New England Master Trust’s net depreciation in the estimated fair value of investments (including realized and unrealized gains and losses) was as follows for the year ended December 31, 2008:

Year Ended
December 31,
2008
Net depreciation in fair value of investments:
MetLife Company Stock Fund	$(249,862)
RGA Frozen Fund	(1,482)

Net depreciation in estimated fair value of investments	$(251,344)

Plan’s share of net depreciation in estimated fair value of investments	$(91,481)

        6. Fair Value Measurements
     Plan assets have been classified in their entirety within a level of the fair value hierarchy based on the lowest level of input that is significant to the estimated fair value measurement, as set forth below:

		Assets Held Outside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices
		in Active		Significant
		Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)

Vanguard Target Retirement 2010 Fund	$52,925	$52,925	$—	$—
Vanguard Target Retirement 2015 Fund	58,412	58,412	—	—
Vanguard Target Retirement 2020 Fund	360,136	360,136	—	—
Vanguard Target Retirement 2025 Fund	61,834	61,834	—	—
Vanguard Target Retirement 2030 Fund	118,795	118,795	—	—
Vanguard Target Retirement 2035 Fund	157,889	157,889	—	—
Vanguard Target Retirement 2040 Fund	72,394	72,394	—	—
Vanguard Target Retirement 2045 Fund	25,364	25,364	—	—
Vanguard Target Retirement 2050 Fund	145,908	145,908	—	—
Vanguard Target Retirement Income Fund	165,783	165,783	—	—
Artio International Equity II -I Fund	7,931,749	7,931,749	—	—
T. Rowe Price Blue Chip Growth Fund	3,086,512	3,086,512	—	—
Loomis Sayles Small Cap Growth Instl Fund	4,669,362	4,669,362	—	—
Goldman Sachs Large Cap Value Fund	9,300,600	9,300,600	—	—
Vanguard Mid Capitalization Index Ins Fund	5,818,893	5,818,893	—	—
Vanguard Small Cap Index Fund	318,769	318,769	—	—
Vanguard Total Bond Market Index Fund	4,673,377	4,673,377	—	—
Vanguard Institutional Index Fund	3,020,090	3,020,090	—	—
NEF Stable Value Fund	97,417,893	—	97,417,893	—
CGM Capital Growth Fund	17,924,461	—	17,924,461	—
SDB	2,535,699	—	2,535,699	—

Total Assets (excluding the Plan’s interest in the New England Master Trust)	$157,916,845	$40,038,792	$117,878,053	$—

		Assets Held Inside the New England Master Trust
		Estimated Fair Value Measurements at
		December 31, 2008
		Quoted Prices
		in Active		Significant
		Markets for	Significant Other	Unobservable
		Identical Assets	Observable Inputs	Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
MetLife Company Stock Fund	$1,651,209	$—	$1,651,209	$—
RGA Frozen Fund	16,228	—	16,228	—

Total Investments in the New England Master Trust	$1,667,437	$—	$1,667,437	$—

     7. Fully Benefit-Responsive Investment with MetLife
     The NEF Stable Value Fund represents a fully benefit-responsive investment in the general account of MetLife through which participants may direct contributions made on their behalf into the general account of MetLife. The Plan’s assets invested in the NEF Stable Value Fund are included in the Plan’s financial statements at estimated fair value and then adjusted to contract value as a single amount reflected separately in the statement of net assets available for benefits. Contract value represents accumulated contributions directed to the investment, plus interest credited, less participant withdrawals and expenses. Participants may direct the withdrawal for benefit payments or transfer all or a portion of their investment to other investments offered under the Plan at contract value. The crediting interest rate is established annually by MetLife in a manner consistent with its practices for determining such rates, but which may not be less than zero percent. The crediting interest rate for participants and average yield for the NEF Stable Value Fund were 6.75% for each of the years ended December 31, 2008 and 2007.
     The Plan’s investment in the NEF Stable Value Fund had contract values of $102,884,471 and $98,948,926 at December 31, 2008 and 2007, respectively. The estimated fair market value of these investments was $97,417,893 and $99,011,658 at December 31, 2008 and 2007, respectively. The estimated fair value is presented for measurement and disclosure purposes. Upon termination of the underlying contract by the Plan, proceeds will be paid for the benefit of the participants at the contract value, determined on the date of termination, in ten equal annual installments plus additional interest credited.
     While the Plan may elect to do so at any time, it does not currently intend to terminate the contract underlying this investment. There are no reserves against the reported contract value for credit risk of the Company, as the issuer of the contract that constitutes this fully benefit-responsive investment.

     8. Related-Party Transactions
     The Plan invests in the NEF Stable Value Fund, which is a fully benefit-responsive investment in the general account of MetLife. The estimated fair value of these investments was $97,417,893 and $99,011,658 at December 31, 2008 and 2007, respectively. Total investment income from the NEF Stable Value Fund was $6,621,897 for the year ended December 31, 2008.
     At December 31, 2008, the New England Master Trust held approximately 47,300 shares of common stock of MetLife, Inc. in the MetLife Company Stock Fund invested through the New England Master Trust with a cost basis of approximately $1,900,000 of which approximately 35% was allocable to the Plan. During the year ended December 31, 2008, the New England Master Trust recorded dividend income on MetLife Inc. common stock of approximately $25,000, of which approximately 35% was allocable to the Plan.
     During 2008 and 2007 all of the separate accounts in the Plan (see Note 3), including the CGM Capital Growth Account, were managed by MetLife. At December 31, 2008, the CGM Capital Growth Account was the only remaining pooled separate account managed by MetLife in the Plan. The balance of the separate account investments was $17,924,461 and $102,812,367 at December 31, 2008 and 2007, respectively. Total net depreciation, including realized and unrealized gains and losses, for these separate account investments was ($14,639,333) for the year ended December 31, 2008. As discussed in Note 2, management fees and operating expenses charged to the Plan for the CGM Capital Growth Account by MetLife are deducted from investment income on a daily basis and reflected as a reduction in the reported investment returns. Based on a weighted-average rate of 0.88% charged for the fund, such management and operating expenses included as a reduction of investment income totaled approximately $217,624 for the year ended December 31, 2008. The Company is the sponsor of the Plan and, therefore, these transactions between the Plan and MetLife qualify as party-in-interest transactions.
     9. Termination of the Plan
     While the Company intends that the Plan be permanent, it has the right to amend or discontinue it. In the event of such termination, each participant would be fully vested in matching contributions made to the Plan, and generally has a right to receive a distribution of his or her interest, in accordance with the provisions of the Plan.
     10. Federal Income Tax Status
     The Internal Revenue Service has determined and informed the Company by a letter dated June 30, 2003 (see Note 12) that the Plan was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving such determination letter. The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC and the Plan document and continues to be tax-

exempt under the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements for the year ended December 31, 2008.
     11. Reconciliation of Financial Statements to Form 5500
     The following is a reconciliation of net assets available for benefits per the financial statements to the net assets per Form 5500, Schedule H, Part I as of December 31, 2008 and 2007:

	2008	2007

Net assets available for benefits per the financial statements	$163,967,366	$204,084,480

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(5,466,578)	62,733

Net assets per Form 5500, Schedule H, Part I, Line l	$158,500,788	$204,147,213

     The following is a reconciliation of the decrease in net assets per the financial statements to net loss per Form 5500, Schedule H, Part II, as of December 31, 2008:

2008
Decrease in net assets per the financial statements	$(40,117,114)

Adjustment from contract value to estimated fair value for fully benefit-responsive contracts	(5,466,578)

Net loss per Form 5500, Schedule H, Part II, line k	$(45,583,692)

     12. Subsequent Events
     In January 2008, the Plan filed a determination letter request with the IRS. On April 13, 2009, the Plan received a favorable determination letter on its tax-qualified status from the IRS.
*  *  *  *  *  *

THE NEW ENGLAND LIFE INSURANCE AGENTS’
RETIREMENT PLAN AND TRUST
FORM 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
As of December 31, 2008

		(c) Description of Investment, Including
	(b) Identity of Issuer, Borrower,	Maturity Date, Rate of Interest, Collateral,		(e) Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	(d) Cost***	Value

		Target Retirement Funds:
		Vanguard Target Retirement 2020 Fund	***	$360,136
		Vanguard Target Retirement Income Fund	***	165,783
		Vanguard Target Retirement 2035 Fund	***	157,889
		Vanguard Target Retirement 2050 Fund	***	145,908
		Vanguard Target Retirement 2030 Fund	***	118,795
		Vanguard Target Retirement 2040 Fund	***	72,394
		Vanguard Target Retirement 2025 Fund	***	61,834
		Vanguard Target Retirement 2015 Fund	***	58,412
		Vanguard Target Retirement 2010 Fund	***	52,925
		Vanguard Target Retirement 2045 Fund	***	25,364

		Total Target Retirement Funds		1,219,440

		Individual Core Investment Funds
		(excluding the MetLife Company Stock Fund):
*	Metropolitan Life Insurance Company	NEF Stable Value Fund **	***	97,417,893
*	Metropolitan Life Insurance Company	CGM Capital Growth Account	***	17,924,461
		Goldman Sachs Large Cap Value Fund	***	9,300,600
		Artio International Equity II -1 Fund	***	7,931,749
		Vanguard Mid Capitalization Index Ins Fund	***	5,818,893
		Vanguard Total Bond Market Index Fund	***	4,673,377
		Loomis Sayles Small Cap Growth Instl Fund	***	4,669,362
		T. Rowe Price Blue Chip Growth Fund	***	3,086,512
		Vanguard Institutional Index Fund	***	3,020,090
		Vanguard Small Cap Index Fund	***	318,769

		Total Individual Core Investment Funds		154,161,706

*	New England Life Insurance Company	Plan interest in the New England Master Trust	***	583,943
*	Various Participants	SDB	***	2,535,699

		Participant-directed investments **		$158,500,788

*	Permitted party-in-interest.

**	At estimated fair value.

***	Cost has been omitted with respect to participant-directed investments.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

By:	/s/ Margery Brittain
Name:	Margery Brittain
Title:	Plan Administrator

Date: June 29, 2009

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT NAME
23.1	Consent of Independent Registered Public Accounting Firm